NEWS RELEASE

APH:TSX-V

APCSF:OTCBB

ALDA receives FDA permission to sell products in the US

April 7, 2010 - Vancouver, BC - ALDA Pharmaceuticals Corp. (APH:TSX-V, APCSF:OTCBB, "ALDA") is pleased to announce that a “NDC” (National Drug Code) Labeller Code has been assigned to the Company by the US Food and Drug Administration (“FDA”).  The NDC number allows the Company to sell OTC monograph products in the US.

Dr. Terrance Owen, President & CEO, states, "Receiving the NDC number from the FDA provides ALDA with the consent that is needed to introduce our products in the US. This is the first step in fulfilling our strategy of securing foreign sales for current products while we continue to pursue the testing and registration of the T36® therapeutics”.

About ALDA Pharmaceuticals Corp.

ALDA is focused on the development of infection-control therapeutics derived from its patented T36® technology. The company trades on the TSX Venture Exchange under the symbol APH and on the OTCBB under the symbol APCSF. The Company is the Official Supplier of the Vancouver 2010 Olympic Winter Games, Vancouver 2010 Paralympic Winter Games, the Canadian Olympic Committee, the 2010 Canadian Olympic Team and the 2012 Canadian Olympic Team for antiseptic hand sanitizer, disinfectant and disinfectant cleaning products. The Company has also been selected as one of the TSX Venture 50 companies in the Technology and Life Sciences sector for 2010.

Terrance G. Owen, Ph.D., MBA

President & CEO
ALDA Pharmaceuticals Corp.

www.aldacorp.com

Sales Management 604-521-8300
Diane Mann, Account Executive

Extension 4

diane_mann@aldacorp.com

Tracy Haubrich, Account Manager

Extension 7

tracy_haubrich@aldacorp.com

Steve Cozine, Account Manager

Extension 6

steve_cozine@aldacorp.com

Retail Sales

Shoppers Drug Mart, London Drugs, T&T Supermarket, IGA Marketplace, Pharmasave

Commercial Sales

Acklands-Grainger Inc.

Investor Relations

Scott Young

604-377-5781

604-521-8300 Ext 2

scott_young@aldacorp.com

The information contained herein is for information purposes only and is not an invitation to purchase securities listed on TSX Venture Exchange and/or Toronto Stock Exchange.  TMX Group Inc. and its affiliates do not endorse or recommend any securities referenced.  Neither TMX Group Inc. nor its affiliated companies represents, warrants or guarantees the accuracy or the completeness of the information.  You should not rely on the information contained herein for any trading, business or financial purposes.  TMX Group Inc. and its affiliates assume no liability for any errors or inaccuracies herein or any use or reliance upon this information.

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves ALDA’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. ALDA generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to ALDA as of the date of this release, and ALDA assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of ALDA and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.

ALDA Pharmaceuticals Corp. 635 Columbia Street, New Westminster, BC V3M 1A7 Canada Telephone [604] 521.8300 - Facsimile [604] 521.8322 www.aldacorp.com